Prospect Capital Corporation
10 East 40th Street • 44th Floor • New York, New York 10016
October 2, 2008
VIA EDGAR AND BY COURIER
Mr. Larry Green
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 0123

Re:	Prospect Capital Corporation Preliminary Proxy Statement on Schedule 14A Filed on September 18, 2008 File Number 814-00659
Dear Mr. Green:
          Set forth below are the responses of Prospect Capital Corporation (the “Company”), to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by the undersigned by telephone on September 23, 2008, with respect to the Preliminary Schedule 14A filed by the Company on September 18, 2008 (the “Proxy Statement”).
Notice
1.	Please confirm that the Company will file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any offering of shares below Net Asset Value (“NAV”) or warrants, options or rights.

In response to this comment, we advise the Staff that we believe that to require the Company to file a post-effective amendment before conducting any offering at a price below its NAV, or before conducting any offering of warrants, options or rights, could prevent the Company from being able to conduct offerings, would place the Company at a competitive disadvantage relative to other business development companies (“BDCs”) and would be disadvantageous to the Company’s stockholders.

First, most common stock offerings over the last year or two by the Company and by other BDCs have been structured as “overnight offerings,” meaning that the offering is either priced after the close of the market on one day and orders are confirmed prior to the opening of the market the following day or indications of interest are taken after the close one day and the pricing occurs before the opening of the market the following day, with orders taken immediately thereafter. Overnight offerings are intended to minimize the market impact of the pendency of an offering. These offerings are highly dependent on the shelf offering process under which offerings can be launched without the need for review of disclosure documents by the Commission or for a declaration of effectiveness. It does not appear that an overnight offering could be undertaken if the

Mr. Larry Green
Securities and Exchange Commission

October 2, 2008
issuer were required to file a post-effective amendment in connection with the offering. Thus, to impose this requirement on the Company would have the effect of denying the Company access to the capital markets through what has become the dominant offering process for BDCs.

The requirement to file a post-effective amendment before conducting any offering at a price below its NAV, or before conducting any offering of warrants, options or rights would also place the Company at a competitive disadvantage relative to other BDCs. In particular, there are a number of BDCs whose shelf registration statements were declared effective this year that were not subject to this requirement. These companies therefore have available to them the shelf registration process that is a necessary ingredient to an overnight offering — and because they do have the shelf registration process available to them, with its certainty on timing, they have a distinct advantage in attracting underwriters to assist in their offerings of common stock.

As mentioned above, one of the primary benefits of overnight offerings is the minimization of the adverse impact of the public announcement of an offering by a company on the price of such company’s common stock. If the Company were required to file a post-effective amendment prior to conducting an offering, the price of the Company’s common stock would be adversely affected by publicity surrounding the filing. This would result in the Company receiving a lower price per share when it eventually was able to conduct the offering after the post-effective amendment was declared effective. The delay imposed by the filing of the post-effective amendment and the resultant signaling to the market clearly would not be in the best interests of the Company’s stockholders.

So-called “overnight” deals have become the predominant method of BDC offerings because the short selling community has found that short selling into any and all BDC offerings, often without complying with law and regulations, has created a “self fulfilling” prophecy whereby these short sellers almost always make money if they short sell upon the first publicity and cover by purchasing in the offering, whether or not they are permitted to do so by applicable law and regulations. Overnight offerings, in which the fact of the offering is made known to the entire retail systems of the underwriting brokers the night before pricing and first trading of the new issue, do not deny any market participants the steady flow of accurate and timely information required for effective and fair markets. These overnight offerings do make it more difficult for short sellers, some of whom may not be in full compliance with all applicable laws and regulations, from manipulating a BDC’s stock downward just as an offering is priced, thereby enabling them to cover at often significantly lower prices than where they sold short, and possibly disrupt an offering and send the BDC stock into a tailspin that will make them more money. While short sellers may be the primary creators of this depressive effect on a BDC stock price just as an offering prices, we believe that ordinary selling at such a time in light of the “self fulfilling” prophecy magnifies that negative effect. We also believe that this depressive effect is

Mr. Larry Green
Securities and Exchange Commission

October 2, 2008
further magnified by short sellers working in concert, by the requirement that underwriters cease making markets during an offering, by the news blackout then required, and by other factors. Accordingly, we believe that not requiring a post-effective amendment, a decision made with respect to other BDCs, is the correct decision, because it preserves to the BDC access to the national capital markets in an equitable and fair way, permitting orderly underwritings free from the manipulations of others serving their own ends, ends which may not be consistent with fair and orderly markets, and the important role of BDCs in providing capital to middle market companies, a role as important today, as ever, if not more important than ever before. If the Company is not permitted to raise capital without a post-effective amendment being pre-cleared, the Company’s access to the capital markets will be severely constrained on any terms, and perhaps denied all together, not at all the intent of Congress.
Notice, Page 2 and the Proxy Card
2.	Please identify the types of securities that will be authorized for issuance under Proposal IV.

In response to this comment, Proposal IV has been modified to include the following language, which specifies the type of securities that may be authorized:
“To consider and vote upon a proposal to authorize the Company, with approval of its Board of Directors, to issue warrants, options and rights to subscribe to, convert to, or purchase shares of the Company’s common stock in one or more offerings.”

3.	Under the section “Additional Solicitation,” please address how broker non-votes and abstentions will be handled if a stockholder vote is called.

In response to this comment, we have modified the end of the first paragraph of the section entitled “Additional Solicitation” to include that abstentions will not be included in determining the number of votes cast and, as a result, will have no effect for such purposes. We do not expect there to be any broker non-votes to a stockholder vote relating to adjournment.

4.	Please make clear in Proposal I — Election of Directors, that each of the nominees has agreed to being named in the proxy statement.

In response to this comment, we have added language to Proposal I that makes it clear that each of the nominees has agreed to being named in the proxy statement.

Mr. Larry Green
Securities and Exchange Commission

October 2, 2008

5.	We do not believe that the footnote (1) is necessary

In response to this comment, we have removed the footnote.

6.	In the first paragraph under Proposal IV, we do not believe that a BDC can issue convertible preferred stock and convertible debentures. Please revise the disclosure appropriately.

In response to this comment, we respectfully advise the Staff that we disagree with its assertion that a BDC cannot issue convertible securities. We reference Section 61(a)(3) of the Investment Company Act of 1940 (the “1940 Act”), which provides:
(3) “Notwithstanding section 18(d)...a business development company may issue warrants, options, or rights to subscribe or convert to voting securities of such company, accompanied by securities, if ...”
It is clear that under the 1940 Act, a business development company may issue debt securities or preferred stock. It is equally clear that Section 61(a)(3) of the 1940 Act permits a business development company to issue warrants, options, or rights that can convert into common stock if the conditions of that section are met. This would include a convertible debt security or convertible preferred stock, which are effectively debt or preferred stock coupled with a right to convert to common stock. In addition, we believe that it is the Commission and the Staff’s position that a business development company may issue convertible securities, provided the issuance does not violate Section 18(d) of the 1940 Act.

The ability of a closed-end fund and the ability of a business development company to issue convertible securities is long-established. On two occasions when the Commission or the Staff addressed the question of whether a convertible security can be issued by an investment company without violating Section 18(d) of the 1940 Act, the Commission and the Staff have indicated that the primary issue in this determination is whether the conversion feature is “predominant.” See Allegheny Corp., 37 SEC 424 (1956); Bunker Hill Income Securities Inc., File No. 811-2392 (available October 29, 1982).

In Allegheny, the Commission held that a convertibility option did not bring a security within Section 18(d), so long as the right to purchase the common stock on conversion did not so dominate the investment characteristics of the senior securities as to make that security, in substance, not a senior security but a right to purchase within the meaning of Section 18(d). The Commission later acknowledged that a closed-end fund may issue convertible securities in Investment Company Act Release No. 5632 (March 12, 1969) (“Release 5632). In Release 5632, the Commission provided checklists for

Mr. Larry Green
Securities and Exchange Commission

October 2, 2008
registration statements being filed under the 1940 Act. On the checklist for the Form S-4 (used by closed-end investment companies at that time), question 34 provides: “If convertible debt or convertible preferreds are proposed to be offered, are the conversion rates such that the security would not be a warrant prohibited by Section 18(d) of the Investment Company Act? (See Alleghany Corporation 37 S.E.C. 424.).” Release 5632 makes it evident that the Commission believed that the issuance of convertible securities by closed-end funds was not an unusual occurrence and was permitted as long as it did not violate Section 18(d) of the 1940 Act (i.e., the conversion feature could not be the dominant feature as discussed in Allegheny).*

In Bunker Hill, the issuer, sought assurances from the Staff that it would not recommend action against it for issuing convertible debt securities. In response, the Commission cited Allegheny and reaffirmed that Section 18(d) only prohibited convertible securities where the convertibility feature is the predominant factor in the market value of the security at its issuance. The Commission also stated that “where the conversion feature predominates among a security’s investment characteristics, the bar of [s]ection 18(d) applies, and where it does not, [s]ection 18(d) does not apply.”

It is clear from these examples that the Commission has adopted the position that the issuance by closed-end funds and business development companies of convertible securities, including convertible debt or convertible preferred securities, is permissible and does not violate Section 18(d) as long as the conversion feature is not predominant. It is only when the conversion option is dominant that Section 18(d) would be violated, and in that case, a business development company must look to Section 61(a)(3), which allows a business development company to, among other things, issue a security with the option to convert to common stock upon obtaining shareholder approval. The purpose of Proposal IV is to obtain that approval. If obtained, the Company could issue such convertible securities, subject to the other requirements of Section 61(a)(3).
          In connection with responding to the comments of the Staff with respect to the Proxy Statement, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

*	We are aware of a closed-end fund, Royce Value Trust, Inc., having issued a convertible security in the 1990’s that we understand included the submission to the Staff of an “Allegheny” analysis for Section 18(d) purposes.

Mr. Larry Green
Securities and Exchange Commission

October 2, 2008
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
               We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Andrew S. Epstein, Esq., and Leonard Mackey, Jr., Esq., 31 West 52nd Street, New York, New York 10019, telephone (212) 878-8000, facsimile (212) 878-8375, and me.

Very truly yours,

Prospect Capital Corporation

/s/ Brian H. Oswald

Brian H. Oswald
Managing Director

cc:	John F. Barry III M. Grier Eliasek Andrew S. Epstein